Exhibit D

ORDER NO. 05-146

ENTERED 03/28/05

BEFORE THE PUBLIC UTILITY COMMISSION

OF OREGON

UI 233(1)

In the Matter of	)
	)	ORDER
PACIFICORP	)
)
Application for Approval to Secure	)
Insurance Coverage from Dornoch Risk	)
International, an Affiliate.	)

DISPOSITION: APPLICATION APPROVED WITH CONDITIONS

On February 25, 2005, PacifiCorp filed a supplemental affiliated interest application pursuant to ORS 757.490, ORS 757.495, OAR 860-027-0040, and Order No. 04-737, requesting approval of an affiliated interest transaction with Dornoch Risk International Limited (Dornoch) for liability insurance. A description of the filing is attached as Appendix A, and is incorporated by reference.

Background

On June 29, 2004, PacifiCorp filed an affiliated interest application requesting authorization from the Commission to engage in business transactions with Dornoch for certain insurance coverage. PacifiCorp sought authorization to secure property damage, liability, and workers compensation insurance from Dornoch.

On November 3, 2004, PacifiCorp filed a motion to bifurcate issues and consented to an extension of the statutory deadline until March 31, 2005. The motion sought to bifurcate the issue of providing liability insurance. PacifiCorp filed a separate motion on November 3, 2004, to withdraw the portion of its application seeking authorization to secure workers compensation insurance through Dornoch. The Commission granted both motions on November 30, 2004, in Order No. 04-697.

On December 10, 2004, the Commission entered Order No. 04-737, authorizing Dornoch to provide property damage insurance coverage to PacifiCorp.

ORDER NO. 05-146

OPINION

Jurisdiction

ORS 757.005 defines a “public utility” and the Company is a public utility subject to the Commission’s jurisdiction.

Affiliation

An affiliated interest relationship exists under ORS 757.015.

Applicable Law

ORS 757.495 requires public utilities to seek approval of contracts with affiliated interests within 90 days after execution of the contract.

ORS 757.495(3) requires the Commission to approve the contract if the Commission finds that the contract is fair and reasonable and not contrary to the public interest. However, the Commission need not determine the reasonableness of all the financial aspects of the contract for ratemaking purposes. The Commission may reserve that issue for a subsequent proceeding.

CONCLUSIONS

1.	The Company is a public utility subject of the jurisdiction of the Commission.

2.	An affiliated interest relationship exists.

3.	The agreement is fair, reasonable, and not contrary to the public interest.

4.	The application should be approved, with certain conditions.

2

ORDER NO. 05-146

ORDER

IT IS ORDERED that the application of PacifiCorp to enter into an affiliated interest transaction with Dornoch Risk International Limited is approved, subject to certain conditions, as further stated in Appendix A.

Made, entered, and effective Mar 28 2005.

BY THE COMMISSION:

/S/ BECKY L. BEIER
Becky L. Beier
Commission Secretary

[SEAL]

A party may request rehearing or reconsideration of this order pursuant to ORS 756.561. A request for rehearing or reconsideration must be filed with the Commission within 60 days of the date of service of this order. The request must comply with the requirements in OAR 860-014-0095. A copy of any such request must also be served on each party to the proceeding as provided by OAR 860-013-0070(2). A party may appeal this order to a court pursuant to applicable law.

3

ORDER NO. 05-146

ITEM NO. CA6

PUBLIC UTILITY COMMISSION OF OREGON

STAFF REPORT

PUBLIC MEETING DATE: March 22, 2005

REGULAR	☐	CONSENT	☒	EFFECTIVE DATE	N/A

DATE:	March 4, 2005

TO:	Public Utility Commission

FROM:	Michael Dougherty

THROUGH:	Lee Sparling, Marc Hellman, and Rebecca Trujillo

SUBJECT:	PACIFICORP: (Docket No. UI 233(1)) Application for Approval to Secure Insurance Coverage from Dornoch Risk International, an Affiliate.

STAFF RECOMMENDATION:

The Commission should approve the liability premiums with Dornoch Risk International Limited (Dornoch), an affiliate, subject to the following conditions:

1.	PacifiCorp shall provide the Commission access to all books of account, as well as documents, data, and records of PacifiCorp and Dornoch’s affiliated interests that pertain to this transaction.

2.	PacifiCorp shall meet with Staff on no less than a twice-yearly basis to review Dornoch liability coverage issues, including, but not limited to, premium costs, reserves set aside for claims, claims paid out, and insurance adjustor, and legal costs associated with these claims.

3.	Premiums paid to Dornoch are to replace current ratepayer contributions for deductible/self insurance and not result in additional costs to ratepayers.

4.	The Commission reserves the right to review, for reasonableness, all financial aspects of this transaction in any rate proceeding or alternative form of regulation.

5.	PacifiCorp shall notify the Commission in advance of any substantive changes to Dornoch premium costs and coverage. Any such change shall be submitted in an

APPENDIX A

UI 233(1)	ORDER NO. 05-146
March 4, 2005

application for a supplemental order (or other appropriate format) in this docket. For this Order, substantive change in price is ten percent in any direction.

DISCUSSION:

PacifiCorp filed this supplement to UI 233 on February 25, 2005, pursuant to ORS 757.490, ORS 757.495, OAR 860-027-0040, and Commission Order No. 04-737, which authorized Dornoch to provide property damage insurance coverage to PacifiCorp. PacifiCorp and Dornoch are both wholly owned subsidiaries of ScottishPower plc and therefore, are affiliated interests as defined in ORS 757.015.

Background

On June 29, 2004, PacifiCorp filed an affiliated interest application requesting authorization from the Commission to secure property damage, liability, and workers’ compensation insurance from Dornoch. The insurance coverage provided by Dornoch does not replace current third-party insurance, but is a “Deductible Buy-down” type policy that is designed to lower PacifiCorp’s self-insurance losses.

During the review of the June 29, 2004, application, Staff, ICNU, and CUB were concerned about the cost of Dornoch’s liability insurance premium. As a result of this concern, PacifiCorp, on November 3, 2004, filed a motion to bifurcate issues and consented to an extension of statutory deadline for action by the Commission until March 31, 2004. The Commission granted PacifiCorp’s motion in Order No. 04-737.

In order to properly determine the cost of the liability insurance premium, Dornoch contracted AON Limited (AON) to forecast discounted losses for liability risk in the 2005/06 policy period and for the 2005/06 to 2009/10 policy years. The study concluded that Dornoch would need to set annual premiums at the minimum of $1.4 5 million for the “expected” loss level, but recommended that Dornoch set the annual premiums at $1.8 million, which is the worst-in-five-year scenario.

Based on the AON study, Dornoch has consented to lower its forecasted annual liability premium costs from $2.5 million requested in June 29, 2004, application to $1.62 million, which is the mid-point between the worst-in-five-year scenario and “expected” loss level.

APPENDIX A

UI 233(1)	ORDER NO. 05-146
March 4, 2005

Issues

Staff investigated the following issues:

1.	Dornoch Premium Costs and Coverage

2.	Public Interest Compliance

3.	Records Availability, Audit Provisions, and Reporting Requirements

Dornoch Premium Prices and Coverage

The following table highlights premium payments to Dornoch associated with liability insurance:

Table 1 – Estimated Dornoch Premium

Cover	2005 Premium	PacifiCorp Deductible	Dornoch Exposure
Liability	$1.62 million	$0.25 million per event	$0.75 million per event

Currently, PacifiCorp’s liability deductible is $1.0 million per event through third-party insurers. Under this proposed coverage with Dornoch, PacifiCorp will still self-insure $0.25 million of the liability deductible and Dornoch will insure the remaining deductible amount between $0.25 million and $1.0 million per event. In other words, any liability damage incurred by PacifiCorp between $0.25 million and $1.0 million will be paid by Dornoch.

Costs will change annually since individual business premiums will be based on a number of factors including number of employees, risk factors and the business loss experience. Additionally, returns on capital investments by Dornoch may be used to lower future premiums.

For ratemaking treatment of premium costs, PacifiCorp proposes that the Dornoch premiums replace $1.62 million of current ratepayer contributions covering PacifiCorp’s liability self-insurance.

Public Interest Compliance

In the original application, Dornoch set liability insurance premiums at $2.5 million. Staff’s analysis concluded that this cost was excessive resulting in PacifiCorp’s request to bifurcate issues.

Staff examined the proposed $1.62 million liability insurance premium cost of using Dornoch and compared this cost to five-year self-insurance losses for liability insurance coverage. In order to do this comparison, Staff used the hypothetical model of what PacifiCorp’s insurance costs would have been if the Company was able to conduct business during these years under Dornoch’s current terms and conditions.

APPENDIX A

UI 233(1)	ORDER NO. 05-146
March 4, 2005

PacifiCorp’s five-year average self-insured loss was $2.57 million. Under the revised coverage with Dornoch, if the captive insurance was in place during this five-year period, Dornoch’s payments to PacifiCorp would have averaged $1.58 million per year.

The following table highlights the costs and savings for the past five years, if the captive insurance arrangement was in place.

Table 2 – Costs/Savings by Using Dornoch for Liability Insurance Coverage

Fiscal Year	Dornoch Premium Costs	Dornoch Insurance payments to PacifiCorp	Gain /(Loss) to PacifiCorp
FY 2004	$1,620,000	$0	($1,620,000)
FY 2003	$1,620,000	$0	($1,620,000)
FY 2002	$1,620,000	$601,799	($1,018,201)
FY 2001	$1,620,000	$7,306,890	$5,686,890
FY 2000	$1,620,000	$0	($1,620,000)

Total	$8,100,000	$7,908,689	($191,311)

As a result of the close to break-even nature of using Dornoch over a five-year period, the potential for major losses as demonstrated in FY 2001, and PacifiCorp’s proposed replacement of ratepayer contributions with premium costs (no additional costs to ratepayers); Staff recommends that the Commission approve PacifiCorp’s request to transact business with Dornoch concerning liability insurance at the proposed terms and conditions.

Staff also recommends that PacifiCorp meet with Staff, on no less than a twice-yearly basis, to review Dornoch liability coverage issues, including, but not limited to, premium costs, reserves set aside for claims, claims paid out, and insurance adjustor and legal costs associated with these claims.

Records Availability, Audit Provisions, and Reporting Requirements

The proposed ordering conditions Nos. 1, 2, and 4 provide the necessary records access to PacifiCorp’s relevant books and records.

Based on review of the application, Staff concludes the following:

1.	The application involves an affiliated interest transaction;

2.	The liability insurance transaction with Dornoch is fair and reasonable and not contrary to the public interest, with the inclusion of the proposed ordering conditions; and

APPENDIX A

UI 233(1)	ORDER NO. 05-146
March 4, 2005

3.	The Commission will have the necessary records access to PacifiCorp’s books and records.

PROPOSED COMMISSION MOTION:

PacifiCorp’s UI 233(1) application to enter into an affiliated transaction with Dornoch Risk International Limited for liability insurance be approved, subject to the five recommended conditions.

UI 233(1)

APPENDIX A